SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          SECOND AMENDED AND RESTATED
                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            CARNIVAL CORPORATION
                              (Name of Issuer)

                    CLASS A COMMON STOCK ($.01 PAR VALUE)
                       (Title of Class of Securities)

                                143658 10 2
                               (CUSIP Number)

                             Arnaldo Perez, Esq.
                              General Counsel
                            Carnival Corporation
                            3655 N.W. 87th Avenue
                         Miami, Florida  33178-2428
                               (305) 599-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                APRIL 23, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                            Exhibit Index on Page 52

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Delaware

Number of      7)   Sole Voting Power:  2,332,457.34
Shares Bene-
ficially       8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  2,332,457.34
ing Person

With           10)  Shared Dispositive Power:  -0-

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          2,332,457.34

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            1.0%

     14)  Type of Reporting Person (See Instructions):  PN

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          TAMMS MANAGEMENT CORPORATION


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Delaware

Number of      7)   Sole Voting Power:  2,332,457.34
Shares Bene-
ficially       8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  233,246
ing Person

With           10)  Shared Dispositive Power:  2,099,211.34

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          2,332,457.34

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            1.0%

     14)  Type of Reporting Person (See Instructions):  CO

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          TED ARISON


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Israel

Number of      7)   Sole Voting Power:  71,957,142
Shares Bene-
ficially       8)   Shared Voting Power:  522,094
Owned by

Each Report-   9)   Sole Dispositive Power:  71,957,142
ing Person

With           10)  Shared Dispositive Power:  522,094

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          72,479,236

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


     13)  Percent of Class Represented by Amount in Row (11):
                            31.5%

     14)  Type of Reporting Person (See Instructions):  IN

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          ARISON FOUNDATION, INC.


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Florida

Number of      7)   Sole Voting Power:  3,175,000
Shares Bene-
ficially       8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  3,175,000
ing Person

With           10)  Shared Dispositive Power:  -0-

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          3,175,000

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            1.4%

     14)  Type of Reporting Person (See Instructions):  CO

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          CONTINUED TRUST FOR MICHAEL ARISON


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Delaware

Number of      7)   Sole Voting Power:  2,000,000
Shares Bene-
ficially       8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  2,000,000
ing Person

With           10)  Shared Dispositive Power:  379,504.68

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          2,379,504.68

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            1.1%

     14)  Type of Reporting Person (See Instructions):  00

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          SHARI ARISON IRREVOCABLE GUERNSEY TRUST


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Guernsey, Channel
          Islands

Number of      7)   Sole Voting Power:  3,000,000
Shares Bene-
ficially       8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  3,000,000
ing Person

With           10)  Shared Dispositive Power:  551,354

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          3,551,354

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            1.5%

     14)  Type of Reporting Person (See Instructions):  00

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          CONTINUED TRUST FOR SHARI ARISON DORSMAN


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Delaware

Number of      7)   Sole Voting Power:  2,000,000
Shares Bene-
ficially       8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  2,000,000
ing Person

With           10)  Shared Dispositive Power:  379,504.66

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          2,379,504.66

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            1.0%

     14)  Type of Reporting Person (See Instructions):  00

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          THE TED ARISON 1994 IRREVOCABLE TRUST FOR SHARI NO. 1


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Jersey, Channel Islands

Number of      7)   Sole Voting Power:  -0-
Shares Bene-
ficially       8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  -0-
ing Person

With           10)  Shared Dispositive Power:  15,042,858

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          15,042,858

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            6.5%

     14)  Type of Reporting Person (See Instructions):  00

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          MARILYN B. ARISON IRREVOCABLE DELAWARE TRUST


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Delaware

Number of      7)   Sole Voting Power:  1,200,000
Shares Bene-
ficially       8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  1,200,000
ing Person

With           10)  Shared Dispositive Power:  500,000

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,700,000

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                             .7%

     14)  Type of Reporting Person (See Instructions):  00

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          CONTINUED TRUST FOR MICKY ARISON


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Delaware

Number of      7)   Sole Voting Power:  1,479,504.66
Shares Bene-
ficially       8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  1,479,504.66
ing Person

With           10)  Shared Dispositive Power:  -0-

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,479,504.66

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                             .6%

     14)  Type of Reporting Person (See Instructions):  00

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          MICKY ARISON


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  United States

Number of      7)   Sole Voting Power:  3,451,354
Shares Bene-
ficially       8)   Shared Voting Power: 0
Owned by

Each Report-   9)   Sole Dispositive Power:  3,451,354
ing Person

With           10)  Shared Dispositive Power:  0

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          3,451,354

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


     13)  Percent of Class Represented by Amount in Row (11):
                            1.5%

     14)  Type of Reporting Person (See Instructions):  IN

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          THE TED ARISON CHARITABLE TRUST


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Jersey, Channel Islands

Number of      7)   Sole Voting Power:  1,900,000
Shares Bene-
ficially       8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  1,900,000
ing Person

With           10)  Shared Dispositive Power:  -0-

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,900,000

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            0.8%

     14)  Type of Reporting Person (See Instructions):  00

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          A.H.W. LIMITED


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Guernsey, Channel
          Islands

Number of      7)   Sole Voting Power:  3,000,000
Shares Bene-
ficially       8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  3,000,000
ing Person

With           10)  Shared Dispositive Power:  551,354

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          3,551,354

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            1.6%

     14)  Type of Reporting Person (See Instructions):  CO

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          ANDREW H. WEINSTEIN


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  United States

Number of      7)   Sole Voting Power:  -0-
Shares Bene-
ficially       8)   Shared Voting Power:  26,532,726
Owned by

Each Report-   9)   Sole Dispositive Power:  -0-
ing Person

With           10)  Shared Dispositive Power:  26,532,726

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          26,532,726

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            11.5%

     14)  Type of Reporting Person (See Instructions):  IN

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          TAF MANAGEMENT COMPANY


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [ X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Delaware

Number of      7)   Sole Voting Power:  -0-
Shares Bene-
ficially       8)   Shared Voting Power:  7,938,514
Owned by

Each Report-   9)   Sole Dispositive Power:  -0-
ing Person

With           10)  Shared Dispositive Power:  7,938,514

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          7,938,514

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            3.5%

     14)  Type of Reporting Person (See Instructions):  CO

CUSIP NO. 143658 10 2
     A. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          KENTISH LIMITED


     B.   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [ X]

     C.   SEC Use Only


     D.   Source of Funds (See Instructions):  Not Applicable

     E. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     F.   Citizenship or Place of Organization:  Isle of Man, United
          Kingdom

Number of      G.   Sole Voting Power:  15,042,858
Shares Bene-
ficially       H.   Shared Voting Power:  -0-
Owned by

Each Report-   I.   Sole Dispositive Power:  -0-
ing Person

With           J.   Shared Dispositive Power:  15,042,858

     K.   Aggregate Amount Beneficially Owned by Each Reporting Person:
          15,042,858

     L. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     M.   Percent of Class Represented by Amount in Row (11):
                            6.5%

     N.   Type of Reporting Person (See Instructions):  C0

          The joint statement on Schedule 13D dated December 18, 1987, as amended and restated on October 19, 1993, as further amended by Amendment

No. 1 dated December 22, 1993, as further amended by Amendment No. 2 dated September 26, 1994, as further amended by Amendment No. 3 dated

April 20, 1995 and as further amended by Amendment No. 4 dated November

22, 1995 of TAMMS Investment Company, Limited Partnership, TAMMS

Management Corporation, Ted Arison, Arison Foundation, Inc., the

Continued Trust for Michael Arison, the Shari Arison Irrevocable Guernsey

Trust, the Continued Trust for Shari Arison Dorsman, the Ted Arison 1994

Irrevocable Trust for Shari No. 1, the Marilyn B. Arison Irrevocable

Delaware Trust, the Continued Trust for Micky Arison, Micky Arison, the

Ted Arison Charitable Trust, A.H.W. Limited, Andrew H. Weinstein, TAF

Management Company, and Kentish Limited is hereby amended and restated in its entirety as follows:



ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Class A Common Stock, par value

$.01 per share (the "Class A Common Stock"), of Carnival Corporation, a

Panamanian corporation (the "Issuer").  The Issuer maintains its principal executive offices at 3655 N.W. 87th Avenue, Miami, Florida

33178-2428.

          The Amended and Restated Articles of Incorporation of the

Issuer also authorize 100,500,000 shares of Class B Common Stock, $.01 par value per share (the "Class B Common Stock").  The Class B Common

Stock is not publicly traded.  Each share of Class A Common Stock is entitled to one vote and each Share of Class B Common Stock is entitled to five votes, except (i) for the election of directors, and (ii) as otherwise provided by law.  In the annual election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect 25% of the directors to be elected.  The holders of Class B

Common Stock, voting as a separate class, are entitled to elect 75% of the directors to be elected, so long as the number of shares of Class B

Common Stock is at least 12-1/2% of the number of outstanding shares of both classes of Common Stock.  If the number of outstanding shares of

Class B Common Stock falls below 12-1/2%, directors that would have been elected by a separate vote of that class will instead be elected by the holders of both classes of Common Stock, with holders of Class A Common

Stock having one vote per share and holders of Class B Common Stock having five votes per share.  At the option of the holder of record, each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.  Because the holder of Class B Common Stock has agreed in a shareholders' agreement with the Company that it will not convert its shares of Class B Common Stock into shares of Class A Common Stock until July 1, 1997, the holdings of Class

B Common Stock is not reflected in this statement.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  This statement is filed by (i) TAMMS Investment Company,

Limited Partnership, a Delaware limited partnership ("TAMMS L.P.") with respect to shares of Class A Common Stock beneficially owned by it; (ii)

TAMMS Management Corporation, a Delaware corporation ("TAMMS Corp."),

with respect to shares of Class A Common Stock beneficially owned by it;

(iii) Ted Arison with respect to shares of Class A Common Stock beneficially owned by him; (iv) the Arison Foundation, Inc., a private foundation for the benefit of certain charities (the "Foundation"), with respect to shares of Class A Common Stock beneficially owned by it; (v)

the Continued Trust for Michael Arison, a Delaware trust (the "Michael

Arison Continued Trust"), with respect to shares of Class A Common Stock beneficially owned by it; (vi) the Shari Arison Irrevocable Guernsey

Trust, a Guernsey trust (the "Shari Arison Guernsey Trust"), with respect to shares of Class A Common Stock beneficially owned by it; (vii) the

Continued Trust for Shari Arison Dorsman, a Delaware trust (the "Shari

Arison Continued Trust"), with respect to shares of Class A Common Stock beneficially owned by it; (viii) The Ted Arison 1994 Irrevocable Trust for

Shari No. 1, a Jersey Trust (the "Shari Arison Trust No. 1"), with respect to shares of Class A Common Stock beneficially owned by it; (ix)

the Marilyn B. Arison Irrevocable Delaware Trust, a Delaware trust (the

"Marilyn Arison Delaware Trust"), with respect to shares of Class A

Common Stock beneficially owned by it; (x) the Continued Trust for Micky

Arison, a Delaware trust (the "Micky Arison Continued Trust"), with respect to shares of Class A Common Stock beneficially owned by it;

(xi) Micky Arison with respect to shares of Class A Common Stock beneficially owned by him; (xii) the Ted Arison Charitable Trust (the

"Ted Arison Charitable Trust"), with respect to the shares of Class A

Common Stock beneficially owned by it; (xiii) A.H.W. Limited, a Guernsey corporation ("A.H.W. Limited"), with respect to shares of Class A Common

Stock beneficially owned by it; (xiv) Andrew H. Weinstein with respect to shares of Class A Common Stock beneficially owned by him; (xv) TAF

Management Company, a Delaware corporation ("TAF Management"), with respect to shares of Class A Common Stock beneficially owned by it; and

(xvi) Kentish Limited, an Isle of Man corporation ("Kentish"), with respect to shares of Class A Common Stock beneficially owned by it (such entities and persons being sometimes hereinafter referred to as the

"Reporting Persons").  Micky Arison, Ted Arison's son, is the Chairman,

Chief Executive Officer and a Director of the Issuer, President and

Treasurer of TAMMS Corp. and beneficiary of the Micky Arison Continued

Trust.  Shari Arison, Ted Arison's daughter, is a

Director of the Issuer, President and a trustee of the Foundation and the beneficiary of the Shari Arison Guernsey Trust, the Shari Arison Continued

Trust and the Shari Arison Trust No. 1.  The Foundation is directed by six trustees, a majority of whom are affiliates of Mr. Ted Arison.  Michael Arison,

the son of Ted Arison, is the beneficiary of the Michael Arison Continued

Trust.  Marilyn Arison, the wife of Ted Arison, is the beneficiary of the

Marilyn Arison Delaware Trust.  Andrew H. Weinstein is an officer and sole shareholder of TAF Management, the corporate trustee of the Michael

Arison Continued Trust, the Shari Arison Continued Trust, the Micky

Arison Continued Trust and the Marilyn Arison Delaware Trust and is the

sole shareholder of A.H.W. Limited, which is the trustee of the Shari

Arison Guernsey Trust, and of Kentish, which is the protector of the

Shari Arison Trust No. 1.

          (b) and (c)(i) TAMMS L.P. is a Delaware limited partnership formed for the purpose of, among other things, investing in, owning,

selling, acquiring, managing and exercising the voting rights associated with marketable securities, including securities issued by the Issuer.

The principal business office of TAMMS L.P. is located at 1201 N. Market

Street, 18th Floor, Wilmington, Delaware  19899.  The general partners and limited partners of TAMMS L.P. are as follows:

               (1)  TAMMS Corp., the Managing General Partner of TAMMS

L.P., has approximately a .70% interest in the Class A Common Stock held by TAMMS L.P.

               (2)  Ted Arison, the Non-Managing General Partner of TAMMS

L.P., has approximately a 21.69% interest in the Class A Common Stock held by TAMMS L.P.

               (3)  The Shari Arison Continued Trust, a Class A Limited

Partner of TAMMS L.P., has approximately a 16.27% interest in the Class A

Common Stock held by TAMMS L.P.

               (4)  The Michael Arison Continued Trust, a Class A Limited

Partner of TAMMS L.P., has approximately a 16.27% interest in the Class A

Common Stock held by TAMMS L.P.

               (5)  The Shari Arison Guernsey Trust, a Class A Limited

Partner of TAMMS L.P., has approximately a 23.64% interest in the Class A

Common Stock held by TAMMS L.P.

               (6)  The Marilyn Arison Delaware Trust, a Class A Limited

Partner of TAMMS L.P., has approximately a 21.44% interest in the Class A

Common Stock held by TAMMS L.P.

          (c)(ii)   TAMMS Corp. is a Delaware corporation, the principal

business of which is acting as Managing General Partner of TAMMS L.P.

Its business address is P.O. Box APTDO. 1774-1002, San Jose, Costa Rica.

The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of

TAMMS Corp. are as follows:

       NAME                           RESIDENCE OR                    PRINCIPAL
                                    BUSINESS ADDRESS                OCCUPATION OR
                                                                      EMPLOYMENT

Ted Arison                    Marcaz Golda, 23 Shaul        Investor
                              Hamelech Boulevard, Tel-Aviv
                              64367 Israel

Micky Arison                  3655 N.W. 87th Avenue         Chairman of the Board and
                              Miami, FL  33178-2428         Chief Executive Officer of
                                                            the Issuer

Johannes R. Kramer            Morris, Nichols, Arsht &      Attorney-at-Law at Morris,
                              Tunnell                       Nichols, Arsht & Tunnell
                              1201 N. Market Street         ("MNA&T")
                              Wilmington, DE  19899

Walter C. Tuthill             Morris, Nichols, Arsht &      Attorney-at-Law at MNA&T
                              Tunnell
                              1201 N. Market Street
                              Wilmington, DE  19899

Denison H. Hatch, Jr.         Morris, Nichols, Arsht &      Attorney-at-Law at MNA&T
                              Tunnell
                              1201 N. Market Street
                              Wilmington, DE  19899

Arnaldo Perez                 3655 N.W. 87th Avenue         Secretary and General Counsel
                              Miami, FL  33178-2428         of the Issuer

Henry Eckstein                Properties of Hamilton, Inc.  Real Property Manager and
                              555 N.E. 34th Street, Suite   Advisor
                              201
                              Miami, FL  33137


          MNA&T is a law firm whose business address is 1201 N. Market

Street, Wilmington, Delaware 19899.

          (c)(iii)  Mr. Ted Arison is an investor.  Mr. Arison's business address is Marcaz Golda, 23 Shaul Hamelech Boulevard, Tel Aviv 64367

Israel.

          (c)(iv)   The Foundation is a private charitable foundation

organized under the laws of the State of Florida, established by Mr. Ted

Arison, for the benefit of certain charities.  The business address of the Foundation is 3655 N.W. 87th Avenue, 5th Floor, Miami, Florida

33178-2428.  The name, residence or business address and principal occupation or employment of each trustee, executive officer and controlling person of the Foundation are as follows:

        NAME                      RESIDENCE OR                    PRINCIPAL
                                BUSINESS ADDRESS                OCCUPATION OR
                                                                  EMPLOYMENT
Shari Arison                  3655 N.W. 87th Avenue         President, Secretary and
                              Miami, FL  33178-2428         Treasurer of the Foundation
Robert B. Sturges             3250 Mary Street              President, Gaming Division of
                              Miami, FL  33133              CHC International, Inc.
Marilyn Arison                Marcaz Golda, 23 Shaul        Trustee of the Foundation
                              Hamelech Boulevard, Tel-Aviv
                              64367 Israel
Madeleine Arison{1}           3655 N.W. 87th Avenue         Trustee of the Foundation
                              Miami, FL  33178-2428
Arnaldo Perez                 Described above               Described above
Micky Arison                  Described above               Described above

- ----------------------------
1/    Madeleine Arison is the wife of Mr. Micky Arison

          (c)(v)    The Michael Arison Continued Trust is a Delaware

trust established for the benefit of Michael Arison.  The business address of the Michael Arison Continued Trust is 1201 North Market

Street, Wilmington, Delaware 19899-1347.  The sole trustee of the Michael

Arison Continued Trust is TAF Management, a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family.  The name, residence or business address and principal occupation or employment of each director,

executive officers and controlling person of TAF Management are as follows:


       NAME                      RESIDENCE OR                    PRINCIPAL
                               BUSINESS ADDRESS                OCCUPATION OR
                                                                 EMPLOYMENT

Andrew H. Weinstein           Holland & Knight              Attorney-at-Law at Holland &
                              701 Brickell Ave.,            Knight
                              30th Floor
                              Miami, FL  33131

Johannes R. Krahmer           Described above               Described above

Thomas R. Pulsifer            Morris, Nichols, Arsht &      Attorney-at-Law at MNA&T
                              Tunnel
                              1201 N. Market Street
                              Wilmington, DE 19899

Denison H. Hatch, Jr.         Described above               Described above

          (c)(vi)    The Shari Arison Guernsey Trust is a Guernsey trust

established for the benefit of Shari Arison.  The business address of the

Shari Arison Guernsey Trust is
c/o Barings (Guernsey) Limited, P.O. Box 71, Arnold House, St. Julian's Avenue,

St. Peter Port, Guernsey, Channel Islands.  The sole trustee of the Shari Arison

Guernsey Trust is A.H.W. Limited.  The name, resident or business address and principal occupation or employment of each director, executive officers and controlling person of A.H.W. Limited are set forth in Item 2(c)(xiii).

          (c)(vii)  The Shari Arison Continued Trust is a Delaware trust established for the benefit of Shari Arison.  The business address of the

Shari Arison Continued Trust is 1201 North Market Street, Wilmington,

Delaware 19899-1347.  The sole trustee of the Shari Arison Continued

Trust is TAF Management.  The name, residence or business address and principal occupation or employment of each director, executive officers and controlling person of TAF Management  are set forth in Item 2(c)(v).

          (c)(viii)  The Ted Arison 1994 Irrevocable Trust for Shari No.

1 is a Jersey trust established for the benefit of Shari Arison.  The address of the trust is c/o Cititrust (Jersey) Limited, P.O. Box 728, 38

Esplanade, St. Helier, Jersey, Channel Islands.  The sole trustee of the trust is Cititrust (Jersey) Limited, which is a company organized under the laws of Jersey, Channel Islands, the principal business of which is the provision of trustee company services.

          (c)(ix)   The Marilyn Arison Delaware Trust is a Delaware trust

established for the benefit of Marilyn B. Arison.  The business address of the Marilyn Arison Delaware Trust is 1201 North Market Street,

Wilmington, Delaware 19899-1347.  The sole trustee of the Marilyn Arison

Delaware Trust is TAF Management.  The name, residence or business address and principal occupation or employment of each director,

executive officers and controlling person of TAF Management are set forth in Item 2(c)(v).

          (c)(x)    The Micky Arison Continued Trust is a Delaware trust

established for the benefit of Micky Arison.  The business address of the

Micky Arison Continued Trust is 1201 North Market Street, Wilmington,

Delaware 19899-1347.  The sole trustee of the Continued Trust for Micky

Arison is TAF Management.  The name, residence or business address and principal occupation or employment of each director, executive officers and controlling person of TAF Management are set forth in Item 2(c)(v)

above.

          (c)(xi)   Mr. Micky Arison is the Chairman of the Board, Chief

Executive Officer and a Director of the Issuer.  Mr. Arison's business address is 3655 N.W. 87th Avenue, Miami, Florida  33178-2428.

          (c)(xii)  The Ted Arison Charitable Trust is a Jersey trust established for the benefit of certain charities.  The address of the trust is 6/7 Mulcaster Street, St. Helier, Jersey JE4 8TL, Channel Islands. The sole trustee of the trust is The Royal Bank of Scotland Trust Company (Jersey)

Limited, which is a company organized under the laws of Jersey, Channel Islands,

the principal business which is banking and providing executor or trustee company services.

          (c)(xiii) A.H.W. Limited is a Guernsey corporation the

principal business of which is to carry on the business of an executor or trustee company generally.  The address of A.H.W. Limited is c/o Barings

(Guernsey) Limited, P.O. Box 71, Arnold House, St. Julian's Avenue, St.

Peter Port, Guernsey, Channel Islands.  The name, residence or business address and principal occupation or employment of each director,

executive officer and controlling person of A.H.W. Limited are as follows:

                                                               PRINCIPAL
                                 RESIDENCE OR                OCCUPATION OR
     NAME                      BUSINESS ADDRESS                EMPLOYMENT

Andrew H. Weinstein            Described Above             Described Above
(Controlling Person)

Nigel Peter de la Rue          P.O. Box 71                 Banker & Company Director
                               Arnold House
                               St. Julian's Avenue
                               St. Peter Port
                               Guernsey GY1 3DA
                               Channel Islands

James Colin Trott              P.O. Box 71                 Banker & Company  Director
                               Arnold House
                               St. Julian's Avenue
                               St. Peter Port
                               Guernsey GY1 3DA
                               Channel Islands

Allan Michael Wilkinson        P.O. Box 71                 Banker & Company Director
                               Arnold House
                               St. Julian's Avenue
                               St. Peter Port
                               Guernsey GY1 3DA
                               Channel Islands

William Nicholas Collins       P.O. Box 71                 Banker & Company Director
                               Arnold House
                               St. Julian's Avenue
                               St. Peter Port
                               Guernsey GY1 3DA
                               Channel Islands


          (c)(xiv)  Andrew H. Weinstein is a partner at the law firm of

Holland & Knight. Mr. Weinstein's business address is Holland & Knight, 701 Brickell Avenue, 30th Floor, Miami,

Florida 33131.

          (c)(xv)   TAF Management is a Delaware corporation whose

principal purpose is to serve as trustee for certain trusts established for the benefit of Arison family members.  The name, residence or business address and principal occupation or employment of each director,

executive officer and controlling person of TAF Management are set forth in Item 2(c)(v) above.

          (c) (xvi)  Kentish Limited is an Isle of Man Corporation, the

principal business of which is to serve as a protector of certain trusts.

The address of the corporation is St. James's Chambers, Athol Street,

Douglas, Isle of Man.  The corporation is the protector of Shari Arison

Trust No. 1 and has certain voting and dispositive rights with respect to the Class A Common Stock held by such trust.

          The name, residence or business address and principal

occupation or employment of each director, executive officer and controlling person of Kentish are as follows:

                                                                PRINCIPAL
                                 RESIDENCE OR                 OCCUPATION OR
       NAME                    BUSINESS ADDRESS                 EMPLOYMENT


Alan Crowther                 30 Cronk Drean                Trust Administrator, Barings
(Director)                    Douglas, Isle of Man          (Isle of Man) Limited

Philip Peter                  Manderley                     Managing Director and
Scales (Director and          31 Selborne Drive             Chartered Secretary, Barings
Secretary)                    Douglas, Isle of Man          (Isle of Man) Limited

Andrew H. Weinstein           Holland & Knight              Attorney-at-law, Holland &
(Controlling Person)          701 Brickell Avenue, 30th     Knight
                              Floor
                              Miami, FL 33131


          (d)  During the last five years, none of the Reporting Persons nor any of their respective general partners, executive officers,

directors or controlling persons was convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors).

          (e)  During the last five years, none of the Reporting Persons nor any of their respective general partners, executive officers,

directors or controlling persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or being subject to a judgment, decree or final order enjoining such person from future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws by any such person.

          (f)  The natural persons who are Reporting Persons or officers,

directors or controlling persons of the Reporting Persons have the following citizenship:

          Madeleine Arison, Marilyn Arison, Micky Arison, Denison H. Hatch, Jr., Johannes R. Krahmer, Thomas R. Pulsifer, Robert B. Sturges, Walter C. Tuthill, Arnaldo Perez and Andrew H.
          Weinstein:  United States;
          Ted Arison:  Israel;
          Shari Arison:  Israel and United States;
          William Nicholas Collins, Alan Crowther, Nigel Peter de la Rue, Philip Peter Scales, James Colin Trott, Allan Michael
          Wilkinson:  British.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          N/A

ITEM 4.   PURPOSE OF TRANSACTION.

          The original general and limited partners of TAMMS L.P.

originally formed TAMMS L.P. and transferred their shares of Class A

Common Stock to TAMMS L.P. in order to facilitate the management of the contributed shares and for certain estate and tax planning purposes.

Since the formation of TAMMS L.P. as previously reported in this

Schedule 13D, there have been transfers of partnership interests in TAMMS

L.P., withdrawals and transfers of shares of Class A Common Stock between and among the Reporting Persons and sales of shares of Class A Common

Stock by certain Reporting Persons both to Reporting Persons and third parties to accommodate certain investment, charitable, estate and tax planning purposes.  Although the Reporting Persons have no current plans to sell any of their holdings,
from time to time they may, individually or as a group, sell shares of Class A

Common Stock in market transactions or otherwise.  The Foundation and the Ted

Arison Charitable Trust hold their shares of Class A Common Stock primarily to afford them the abilityto raise funds, in connection with their charitable activities, by selling such shares from time to time.

          Since the last report, the Reporting Persons have restructured their aggregate holdings of Class A Common Stock with respect to

3,775,000 shares of Class A Common Stock.  This was accomplished by (a)

the sale by (i) Ted Arison of 2,000,000 shares of Class A Common Stock for $27.50 per share, (ii) the Ted Arison Charitable Trust of 100,000 shares of Class A Common Stock for $28.749 per share and (iii) the

Foundation of 275,000 shares of Class A Common Stock: 50,000 shares for

$23.526 per share, 25,000 shares for $28.25 per share, 50,000 shares for

$28.475 per share, 50,000 shares for $27.625 per share, 1,300 shares for

$27.50 per share, 48,700 shares for $27.50 per share, and 50,000 shares for $28.375 per share; (b) the distribution to Marilyn Arison of

1,300,000 shares of Class A Common Stock by the Marilyn Arison Delaware

Trust and (c) the vesting on May 30, 1996 of options granted to Micky

Arison exercisable as to 200,000 shares of Class A Common Stock at a purchase price for each share of $22.50.

          The transfers of shares by the Reporting Persons in the 1996

Transactions (as defined below in "Interests in Securities of the

Issuer") were effected for certain investment and charitable purposes.

None of the Reporting Persons have any current plans to change in any material way the management or operations of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          On February 27, 1996, Ted Arison sold 2,000,000 shares of Class

A Common Stock at a price of $27.50 per share in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities

Act").

          On March 6, 1996, the Ted Arison Charitable Trust sold 100,000 shares of Class A Common Stock at a price of $28.7493 per share.

          On each of January 5, February 27, March 5, March 19, April 2,

April 18 and April 23, 1996, the Foundation sold 50,000 shares of Class A

Common Stock at $23.526 per share, 25,000 shares at $28.25 per share,

50,000 shares at $28.475 per share, 50,000 shares at $27.625 per share,

1,300 shares at $27.50 per share, 48,700 shares at $27.50 and 50,000 shares at $28.375, respectively, in accordance with Rule 144 promulgated under the Securities Act.

          On April 26, 1996, TAF Management Company as trustee of the

Marilyn Arison Delaware Trust distributed 1,300,000 shares of Class A

Common Stock to Marilyn B.

Arison who in turn, contributed such shares to the New World Symphony Supporting

Foundation, Inc.

          On May 30, 1996, options granted to Micky Arison exercisable as to 200,000 shares of Class A Common Stock at a purchase price of $22.50 per share vested.

          The foregoing Transactions are referred to herein as the "1996

Transactions".

          TAMMS L.P. may be deemed to own beneficially 2,332,457.34

shares of Class A Common Stock (approximately 1.0% of the total number of shares of Class A Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 1996 to be outstanding as of April 8, 1996).  TAMMS L.P. has sole voting power and sole dispositive power over the 2,332,457.34 of such shares of Class A Common

Stock held by TAMMS L.P.

          TAMMS Corp. is the Managing General Partner of TAMMS L.P. and

as such is entitled, pursuant to the Limited Partnership Agreement, to exercise all voting rights with respect to the Class A Common Stock held by TAMMS L.P.  TAMMS Corp. may be deemed to own beneficially all the

2,332,457.34 shares of Class A Common Stock (approximately 1.0% of the total number of shares of Class A Common Stock reported in the Issuer's

Quarterly Report on Form 10-Q for the quarter ending February 29, 1996 to be outstanding as of April 8, 1996) beneficially owned by TAMMS L.P.

TAMMS Corp. has sole voting power over the 2,332,457.34 shares of Class

A Common Stock directly held by TAMMS L.P.  Pursuant to the Limited

Partnership Agreement, the Managing General Partner of TAMMS L.P. can

dispose of up to 10% in value of the property of TAMMS L.P.  To dispose of a greater amount of the property, consent of a majority interest of the partners in TAMMS L.P. is needed.  Thus, TAMMS Corp. has sole dispositive power over 233,246 shares of Class A Common Stock held by

TAMMS L.P. and shares dispositive power over the remaining 2,099,211.34 shares of Class A Common Stock held by TAMMS L.P.

          Following the 1996 Transactions, Ted Arison beneficially owns an aggregate of 72,479,236 shares of Class A Common Stock (approximately

31.5% of the total number of shares of Class A Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending

February 29, 1996 to be outstanding as of April 8, 1996), 71,957,142 of which he holds directly, and 522,094 of which he owns beneficially by virtue of his interests in TAMMS L.P.  Ted Arison has sole voting and dispositive power over the 71,957,142 shares of Class A Common Stock he holds directly.

          Because of his controlling interest in TAMMS L.P.(through TAMMS

Corp.), Ted Arison may be deemed to share dispositive and voting power over, and beneficially own, all of the 2,332,457.34 shares of Class A

Common Stock beneficially owned by TAMMS L.P.; however, Ted Arison disclaims beneficial ownership of 1,810,363.34 of such shares which are beneficially owned by the other partners of TAMMS L.P. (other than TAMMS

Corp.).  Accordingly, Ted Arison has only reported beneficial ownership of 522,094 shares of Class A Common Stock held by TAMMS L.P.  Ted Arison may also be deemed to beneficially own the 1,900,000 shares of Class A

Common Stock held by the Ted Arison Charitable Trust; however, Ted Arison disclaims beneficial ownership of such shares, which have not been shown herein as being beneficially owned by him.

          Following the 1996 Transactions, the Foundation beneficially owns 3,175,000 shares of Class A Common Stock (approximately 1.4% of the total number of shares reported in the Issuer's Quarterly Report on Form

10-Q for the quarter ending February 29, 1996 to be outstanding as of

April 8, 1996), all of which it holds directly.  The Foundation has sole voting power and sole dispositive power with respect to the 3,175,000 shares of Class A Common Stock held by it.

          The Michael Arison Continued Trust beneficially owns an

aggregate of 2,379,504.68 shares of Class A Common Stock (approximately

1.1% of the total number of shares of Class A Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending

February 29, 1996 to be outstanding as of April 8, 1996), 2,000,000 of which it holds directly and 379,504.68 of which it owns beneficially by virtue of its interest in TAMMS L.P. The Michael Arison

Continued Trust has sole voting and dispositive power with respect to the

2,000,000 shares of Class A Common Stock held by it and shared dispositive power over the 379,504.68 shares of Class A Common Stock held by TAMMS L.P.

          The Shari Arison Guernsey Trust beneficially owns an aggregate of 3,551,354 shares of Class A Common Stock (approximately 1.5% of the total number of shares of Class A Common Stock reported in the Issuer's

Quarterly Report on Form 10-Q for the quarter ending February 29, 1996 to be outstanding as of April 8, 1996), 3,000,000 of which it holds directly and 551,354 of which it holds beneficially by virtue of its interest in

TAMMS L.P.  The Shari Arison Guernsey Trust has sole voting and dispositive power with respect to the 3,000,000 shares of Class A Common

Stock held by it and shared dispositive power over the 551,354 shares of

Class A Common Stock held by TAMMS L.P.

          The Shari Arison Continued Trust beneficially owns an aggregate of 2,379,504.66 shares of Class A Common Stock (approximately 1.1% of the total number of shares of Class A Common Stock reported in the Issuer's

Quarterly Report on Form 10-Q for the quarter ending February 29, 1996 to be outstanding as of April 8, 1996), 2,000,000 of which it holds directly and 379,504.66 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Shari Arison

Continued Trust has sole voting and dispositive power with respect to the

2,000,000 shares of Class A Common Stock held by it and shares dispositive power over the 379,504.66 shares of Class A Common Stock held by TAMMS L.P.

          The Shari Arison Trust No. 1 beneficially owns the 15,042,858 shares of Class A Common Stock for which it exercises shared dispositive power (approximately 6.5% of the total number of shares reported in the

Issuer's Quarterly Report on Form 10-Q for the quarter ending February

29, 1996 to be outstanding as of April 8, 1996).  Kentish is the protector of the Shari Arison Trust No. 1 and pursuant to the terms of the trust instrument for such trust has certain voting and dispositive powers in respect of the 15,042,858 shares of Class A Common Stock held by it.  Accordingly, Kentish may be deemed to beneficially own such shares for which it exercises sole voting and shared dispositive power.

Kentish disclaims beneficial ownership of such shares.

          Following the 1996 Transactions, the Marilyn Arison Delaware

Trust beneficially owns an aggregate of 1,700,000 shares of Class A

Common Stock (approximately .7% of the total number of shares of Class A

Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 1996 to be outstanding as of April 8,

1996), 1,200,000 of which it holds directly and 500,000 of which it holds beneficially by virtue of its
interest in TAMMS L.P.  The Marilyn B. Arison Delaware Trust has sole voting and dispositive power with respect to the 1,200,000 shares of Class A Common Stock held by it and shared dispositive power over the 500,000 shares of Class A

Common Stock held by TAMMS L.P.

           The Micky Arison Continued Trust beneficially owns an

aggregate of 1,479,504.66 shares of Class A Common Stock (approximately

0.6% of the total number of shares of Class A Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending

February 29, 1996 to be outstanding as of April 8, 1996), all of which it holds directly.  The Micky Arison Continued Trust has sole voting power and dispositive power with respect to 1,479,504.66 of the shares of Class

A Common Stock held by it.

          Micky Arison beneficially owns an aggregate of 3,451,354 shares of Class A Common Stock (approximately 1.5% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 1996 to be outstanding as of April 8, 1996).  Micky

Arison has sole dispositive power with respect to the 3,451,354 shares of

Class A Common Stock that he holds directly.

          Because of his status as President and Treasurer of TAMMS

Corp., Micky Arison may be deemed to share voting power with respect to the 2,332,457.34 shares of Class A

Common Stock beneficially owned by TAMMS L.P.  Micky Arison disclaims beneficial ownership of the 2,332,457.34 shares of Class A Common Stock owned by TAMMS L.P.

which are beneficially owned by the limited partners of TAMMS L.P.  All such disclaimed shares are not shown herein as beneficially owned by Micky Arison.

          Following the 1996 Transactions, the Ted Arison Charitable

Trust beneficially owns 1,900,000 shares of Class A Common Stock

(approximately 0.8% of the total number of shares of Class A Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 1996 to be outstanding as of April 8, 1996), all of which it holds directly.  The Ted Arison Charitable Trust may be deemed to share with Ted Arison both voting and dispositive power with respect to the 1,900,000 shares of Class A Common Stock held by it.

          A.H.W. Limited beneficially owns an aggregate of 3,551,354 shares of Class A Common Stock (approximately 1.5% of the total number of shares of Class A Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 29, 1996 to be outstanding as of April 8, 1996), by virtue of being the trustee of the Shari Arison

Guernsey Trust.  A.H.W. Limited has sole voting and dispositive power over 3,000,000 shares of Class A Common Stock directly held by the Shari

Arison Guernsey Trust.  A.H.W. Limited shares dispositive power over such

551,354
shares of Class A Common Stock held by TAMMS L.P.  A.H.W. Limited disclaims beneficial ownership of such shares.

           Following the 1996 Transactions, Andrew H. Weinstein

beneficially owns an aggregate of 26,532,726 shares of Class A Common

Stock (approximately 11.5% of the total number of shares reported in the

Issuer's Quarterly Report on Form 10-Q for the quarter ending February

29, 1996 to be outstanding as of April 8, 1996), by virtue of being the sole shareholder of A.H.W. Limited, the trustee of the Shari Arison

Guernsey Trust, and of TAF Management, the trustee of the Michael Arison

Continued Trust, the Shari Arison Continued Trust, the Micky Arison

Continued Trust and the Marilyn Arison Delaware Trust.  Mr. Weinstein may

be deemed to share voting and dispositive power with respect to all such shares of Class A Common Stock.  Andrew H. Weinstein, as the sole shareholder of Kentish, may be deemed to beneficially own the 15,042,858 shares of Class A Common Stock held by the Shari Arison Trust No. 1 and to have sole voting power and shared dispositive power over such shares.

Mr. Weinstein disclaims beneficial ownership of all such shares of Class

A Common Stock.

          Following the 1996 Transactions, TAF Management beneficially owns an aggregate of 7,938,514 shares of Class A Common Stock

(approximately 3.5% of the total number of shares reported in the

Issuer's Quarterly Report on Form 10-Q for the quarter ending February

29, 1996 to be
outstanding as of April 8, 1996), by virtue of being the trustee of the Michael

Arison Continued Trust, the Shari Arison Continued Trust, the Micky Arison

Continued Trust and the Marilyn Arison Delaware Trust.  TAF Management may be

deemed to share voting and dispositive power with respect to all such shares of

Class A Common Stock.  TAF Management disclaims beneficial ownership of all such shares of Class A Common Stock.

          The Reporting Persons, as a group, beneficially own an

aggregate of 107,538,316 shares of Class A Common Stock (approximately

46.8% of the total number of shares of Class A Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending

February 29, 1996 to be outstanding as of April 8, 1996).  The Reporting

Persons, as a group, have sole voting and dispositive power over such shares of Class A Common Stock.

          Other than the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of these shares of Class A Common Stock.

          Except for the 1996 Transactions, the Reporting Persons have effected no transactions in shares of Class A Common Stock during the past 60 days.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH

          RESPECT TO SECURITIES OF THE ISSUER.

          The Limited Partnership Agreement, among TAMMS Corp. as

Managing General Partner, Ted Arison as Non-Managing General Partner, and

each of the Micky Arison Continued Trust, the Shari Arison Continued

Trust, the Michael Arison Continued Trust, Micky Arison, The Shari Arison

Guernsey Trust and the Marilyn B. Arison Delaware Trust as Class A

limited partners was formed for the purposes described in Item 2 above.

Pursuant to the Limited Partnership Agreement, the Managing General

Partner is specifically authorized to, among other things, (i) exercise the voting rights associated with the Class A Common Stock owned by TAMMS

L.P., and (ii) sell, exchange or convey the shares of Class A Common

Stock owned by TAMMS L.P., provided that the Managing General Partner may not sell, lease, transfer, assign, pledge or encumber 10% or more in value of the property of TAMMS L.P. (including Class A Common Stock)

without the consent of partners holding in the aggregate a majority interest in TAMMS L.P. (except in the case of withdrawal of a partner or dissolution of TAMMS L.P.).  This description of the Limited Partnership

Agreement is qualified in its entirety by reference to the Limited

Partnership Agreement which was previously filed and is incorporated herein by reference.

          Ted Arison has provided the trustee of the Ted Arison

Charitable Trust with non-binding instructions with respect to the shares of Class A Common Stock held by such trust.  Such non-binding instructions could be deemed, for purposes of this Schedule 13D filing,

to provide Mr. Arison with shared voting and dispositive rights with respect to the shares of Class A Common Stock held by the Ted Arison

Charitable Trust.

          NationsBank of Florida, N.A. ("NationsBank") has entered into a pledge agreement with Ted Arison pursuant to which Ted Arison has pledged

800,000 shares of Class A Common Stock as collateral for a loan.

Pursuant to the pledge agreement with NationsBank, Ted Arison is required to increase the number of shares of Class A Common Stock pledged to

NationsBank if the market value of the pledged shares decreases below the outstanding principal amount of the loan.  In such event, Ted Arison would be required to contribute an additional number of shares of Class A

Common Stock sufficient to maintain a loan to value (of stock pledged)

ratio of 90%.

          In August 1995 Barnett Bank of South Florida, N.A. ("Barnett")

entered into a pledge agreement with Micky Arison pursuant to which Micky

Arison pledged 400,000 shares of Class A Common Stock as collateral for a loan to Carnival Air Lines, Inc.  Micky Arison agreed to pledge upon demand of Barnett Bank additional shares of Class A Common Stock if the aggregate market value of the securities falls below certain levels as specified in the pledge agreement.

          On May 30, 1995, Micky Arison was granted options by the Issuer to acquire 1,000,000 shares of Class A Common Stock at an exercise price of $22.50 per share (the "Stock Options").  The Stock Options vest and become exercisable at the rate of 200,000 shares on the date of the grant and on each of the first through fourth anniversary dates of the grant.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1      TAMMS Investment Company, Limited Partnership, Amended and

               Restated Limited Partnership Agreement, dated as of

               January 31, 1992 ("Limited Partnership Agreement")

               (previously filed).

Exhibit 2      Amendment No. 1 to Limited Partnership Agreement dated

               July 7, 1993 (previously filed).

Exhibit 3      Pledge Agreement dated as of August 6, 1992 between Ted

               Arison and NationsBank of Florida, N.A.

Exhibit 4      Stock Pledge Agreement (Amendment No. 1) dated as of March

               31, 1993, between Ted Arison and NationsBank of Florida,

               N.A.

Exhibit 5      Stock Pledge Agreement, dated as of August 22, 1995,

               between Barnett Bank of South Florida, N.A. and Micky

               Arison (previously filed).

Exhibit 6      Nonqualified Stock Option Agreement, dated as of June 6,

               1995, between Carnival Corporation and Micky Arison

               (previously filed).

Exhibit 7      Joint Filing Agreement, dated as of June 3, 1996, among

               TAMMS L.P., TAMMS Corp., Ted Arison, the Michael Arison

               Continued Trust, the Micky Arison Continued Trust, the

               Shari

               Arison Continued Trust, the Shari Arison Guernsey

               Trust, the Marilyn Arison Delaware Trust, A.H.W. Limited,

               Andrew H. Weinstein, TAF Management, the Ted Arison

               Charitable Trust, Micky Arison, the Foundation, the Shari

               Arison Trust No. 1 and Kentish.

                                    SIGNATURES



          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 1996


SHARI ARISON IRREVOCABLE        TAF MANAGEMENT COMPANY
GUERNSEY TRUST, A.H.W.
LIMITED, TRUSTEE                By: /s/ DENISON H. HATCH, JR.
                                    ------------------------
                                    Secretary and Treasurer
By: /s/ JAMES C. TROTT
    -------------------------
    Director A.H.W.             ARISON FOUNDATION, INC.
    Limited
                                By: /s/ SHARI ARISON
                                    ------------------------
MARILYN B. ARISON IRREVOC-      Shari Arison, President
ABLE DELAWARE TRUST, TAF
MANAGEMENT COMPANY, TRUSTEE     TAMMS INVESTMENT COMPANY,
                                LIMITED PARTNERSHIP
By: /s/ DENISON H. HATCH, JR.
    -------------------------
    Secretary and Treasurer     By:  TAMMS MANAGEMENT CORPORATION
                                     Managing General Partner

                                By: /s/ MICKY ARISON
                                    ------------------------
A.H.W. LIMITED                  Micky Arison, President

By: /s/ JAMES C. TROTT
    -------------------------
    Director A.H.W. Limited     TAMMS MANAGEMENT CORPORATION

                                By: /s/ MICKY ARISON
                                    ------------------------
                                Micky Arison, President
/s/ ANDREW H. WEINSTEIN
- -----------------------------
Andrew H. Weinstein
                                /s/ TED ARISON
                                ----------------------------
                                Ted Arison


                                /s/ MICKY ARISON
                                ----------------------------
                                Micky Arison

CONTINUED TRUST FOR MICHAEL
ARISON, TAF MANAGEMENT
COMPANY, TRUSTEE

By: /s/ DENISON H. HATCH, JR.
    -------------------------
    Secretary and Treasurer

CONTINUED TRUST FOR MICKY
ARISON, TAF MANAGEMENT
COMPANY, TRUSTEE

By: /s/ DENISON H. HATCH, JR.
    -------------------------
    Secretary and Treasurer

CONTINUED TRUST FOR SHARI
ARISON DORSMAN, TAF
MANAGEMENT COMPANY, TRUSTEE

By: /s/ DENISON H. HATCH, JR.
    -------------------------
    Secretary and Treasurer

THE TED ARISON CHARITABLE
TRUST, THE ROYAL BANK OF
SCOTLAND TRUST COMPANY
(JERSEY) LIMITED, TRUSTEE

    /s/ LESLIE JOHN ALLAM
By: /s/ DENIZE J. WARD
    -------------------------

TED ARISON 1994 IRREVOCABLE
TRUST FOR SHARI NO. 1,
CITITRUST (JERSEY) LIMITED,
TRUSTEE


    /s/ JANICE LESLEY KEARSEY
By: /s/ ROBERT JEFFREY VINCENT
    --------------------------

KENTISH LIMITED


By: /s/ PHILIP P. SCALES
    --------------------------

                               INDEX TO EXHIBITS


                                                                      Page No. in
                                                                      Sequential
                                                                      Numbering
EXHIBITS                                                              System

   1                  TAMMS Investment Company, Limited Partnership,
                      Amended and Restated Limited Partnership
                      Agreement, dated as of January 31, 1992
                      ("Limited Partnership Agreement") (previously filed).

   2                  Amendment No. 1 to Limited Partnership
                      Agreement dated July 7, 1993 (previously filed).

   3                  Stock Pledge Agreement dated as of August 6,      54
                      1992 between Ted Arison and NationsBank of
                      Florida, N.A.

   4                  Stock Pledge Agreement (Amendment No. 1) dated    62
                      as of March 31, 1993, between Ted Arison and
                      NationsBank of Florida, N.A.

   5                  Stock Pledge Agreement, dated as of August 22,
                      1995, between Barnett Bank of South Florida,
                      N.A. and Micky Arison (previously filed).

   6 Nonqualified Stock Option Agreement, dated as of June 6, 1995, between Carnival Corporation and Micky Arison (previously filed).

                                 Page 52 of 68

   7                  Joint Filing Agreement, dated as of June 3,        67
                      1996, among TAMMS L.P., TAMMS Corp., Ted
                      Arison, the Michael Arison Continued Trust, the
                      Micky Arison Continued Trust, the Shari Arison
                      Continued Trust, the Shari Arison Guernsey
                      Trust, the Marilyn Arison Delaware Trust,
                      A.H.W. Limited, Andrew H. Weinstein, TAF
                      Management, the Ted Arison Charitable Trust,
                      Micky Arison, the Foundation, the Shari Arison
                      Trust No. 1 and Kentish.

                                    EXHIBIT 3


                                 PLEDGE AGREEMENT


          THIS PLEDGE AGREEMENT, dated as of the 6th day of August, 1992, by TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP, a Delaware limited partnership (the "Borrower"), to NCNB NATIONAL BANK OF FLORIDA, a national banking association (the "Bank");

                     W I T N E S S E T H :

          WHEREAS, the Borrower is borrowing $8,800,000.00 from the Bank (the "Loan"), such loan being evidenced by a promissory note of even date herewith in the principal amount of $8,800,000.00 (the "Note"); and

          WHEREAS, in order to induce the Bank to make the Loan, the Borrower has agreed to pledge and assign to the Bank the issued and outstanding shares of capital stock described herein and the rights described herein in order to secure the payment of the Note;

          NOW, THEREFORE, to induce the Bank to make the Loan, and in consideration of the premises and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the parties hereto hereby covenant, agree, represent and warrant to the Bank as follows:

          1. DEPOSIT AND PLEDGE OF PLEDGED SECURITIES. The Borrower hereby pledges and assigns to the Bank, and grants to the Bank a security interest in 400,000 shares of capital stock of Carnival Cruise Lines Inc., a Panamanian corporation, represented by Certificate No. CCA 10594, and any Additional Shares (as hereinafter defined) and any proceeds thereof, all as security for the due and punctual payment of the Note (such Shares, and any Additional Shares, being collectively referred to herein as the "Shares").

          Contemporaneously with the execution of this Pledge Agreement, the Borrower has deposited with the Bank the Shares, together with duly executed endorsements thereon or separate assignments thereof (undated, with the name of the transferee in blank and appropriate guarantees affixed). All new shares of capital stock or securities created in respect of the Shares, whether by stock split, stock dividend, merger, consolidation, recapitalization or otherwise, shall be delivered by the Borrower to, and shall be held by, the Bank subject to the terms, provisions and conditions of this Pledge Agreement, and the term "Shares" as used herein shall be deemed to include all such additional and new shares or securities. Immediately upon receipt by Borrower of any additional Shares, Borrower shall deliver the same to the Bank by hand or by postage prepaid, certified or registered mail at the address of the Bank then in effect under Section 14 hereof.

          2. DEPOSIT AND PLEDGE OF ADDITIONAL SECURITIES. If at any time the Market Value (as defined below) of the Shares falls below the outstanding principal balance of the Note (such decline in Market Value being referred to herein as an "Adjustment Event"), the Borrower shall immediately deposit with the Bank such additional shares of the capital stock of Carnival Cruise Lines Inc. (the "Additional Shares") as shall be required to restore the security for the payment of the Note such that the Shares and any Additional Shares, when valued upon an Adjustment Event at ninety percent (90%) of the Market Value thereof, equal or exceed the outstanding principal balance of the Note.

          For purposes of this Section 2, "Market Value" shall mean the latest price quote of the Shares (and any Additional Shares) on the New York Stock Exchange.

          The Borrower hereby covenants that any Additional Shares shall be subject to all representations, warranties, terms, covenants, conditions or provisions contained in this Pledge Agreement or the Note as if such Additional Shares had originally been deposited with the Bank hereunder. The Borrower further covenants that it shall at all times maintain in its direct ownership a sufficient number of unencumbered shares of the capital stock of Carnival Cruise Lines Inc. as shall enable it to fulfill its obligations under this Section 2.

          3. MAINTENANCE OF PLEDGE AND SECURITY INTEREST. The Borrower will, from time to time, upon the request of the Bank, deliver such other instruments and documents, financing statements, amendments thereto, assignments or other writings as the Bank may reasonably request to carry out the terms of this Pledge Agreement or to protect or enforce the Bank's interest in the Shares.

          4. VOTING AND OWNERSHIP OF THE SHARES/DIVIDENDS. So long as there occurs no event of default or default in the performance of any of the terms, provisions and conditions of this Pledge Agreement or the Note, the Borrower shall be entitled to all cash dividends declared and paid by Carnival Cruise Lines, Inc. and to vote the Shares, but only for purposes not inconsistent with the covenants, obligations and agreements of the Borrower contained in the Note and this Pledge Agreement; and immediately upon the occurrence of any

Event of Default (as defined below), the Bank shall be entitled to exercise all voting rights and privileges whatsoever with respect to the Shares, and to that end the Borrower hereby constitutes the Bank as its proxy and attorney-in-fact for purposes of voting the Shares, and this appointment shall be deemed coupled with an interest and is and shall be irrevocable until the Note has been fully paid and any other indebtedness of the Borrower payable to the Bank has been fully paid, and all persons whatsoever shall be conclusively entitled to rely upon the Bank's verbal or written certification that it is entitled to vote the Shares. The Borrower shall execute and deliver to the Bank all additional proxies and powers of attorney that the Bank may desire to vote more effectively the Shares. Upon the occurrence of any Event of Default, the Bank may vote the Shares in all matters that come before a vote of the stockholders of Carnival Cruise Lines Inc.

          5. STATUS OF SHARES. The Borrower hereby represents and warrants to the Bank that the Shares are validly issued and outstanding, fully paid and nonassessable, and that the Borrower is the registered and absolute record and beneficial owner of the Shares, free and clear of all liens, charges, equities, encumbrances and restrictions on pledge or transfer, and that it has the full power and authority to pledge the Shares to the Bank pursuant to this Pledge Agreement. None of the Shares shall be sold, transferred or assigned without the Bank's prior written consent, which may be arbitrarily withheld so long as this Pledge Agreement is in effect.

          6. MAINTENANCE OF PRIORITY OF PLEDGE. The Borrower shall be liable for and shall from time to time pay and discharge all taxes, assessments and governmental charges imposed upon any of the Shares by any federal, state or local authority, the liens of which would or might be held prior to the right of the Bank in and to the Shares. The Borrower shall not, at any time while this Pledge Agreement is in effect, do or suffer any act or thing whereby the rights of the Bank in the Shares would or might be impaired or diminished. The Borrower shall execute and deliver such further documents and take such further actions as may be reasonably required to confirm and maintain the rights and priority of the Bank in and to the Shares or otherwise to effectuate the intention of this Pledge Agreement.

          7. MARGIN STOCK. The proceeds of the Loan will be used by the Borrower only for the purposes set forth in the Note. None of such proceeds will be used, directly or indirectly, for the purposes of purchasing or carrying any margin stock or for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry margin stock or for any other purpose which might constitute the Loan a "purpose credit" within the meaning of Regulation U or Regulation X of the Board of Governors of the Federal Reserve System (or any successor body). The Borrower has not taken nor will take any action which might cause this Pledge Agreement, the Note or any of the documents or instruments delivered pursuant hereto or thereto to violate any regulation of said Board or to violate the Securities Exchange Act of 1934 or any state securities laws, in each case as in effect on the date hereof.

          8. INVESTMENT COMPANY. The Borrower is not an "investment company," or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended. The application of the proceeds of the Loan and repayment thereof by the Borrower and the performance by the Borrower of the transactions contemplated by this Pledge Agreement and the Note will not violate any provision of said Act, or any rule, regulation or order issued by the Securities and Exchange Commission thereunder, in each case as in effect on the date hereof.

          9. EXISTENCE, QUALIFICATION, ETC. Until the Note has been paid and satisfied in full, the Borrower will do or cause to be done all things necessary to preserve and keep in full force and effect the existence of the Borrower.

          10. WAIVER. In any litigation in any court with respect to, in connection with, or arising out of this Pledge Agreement or the Note, or any instrument or document delivered pursuant to this Pledge Agreement or the Note, or any validity, protection, interpretation, collection or enforcement thereof, or any other claim or dispute howsoever arising between the Borrower and the Lender, the Borrower and the Lender hereby waive trial by jury in connection with any such litigation.

          11. EVENTS OF DEFAULT. The following shall constitute Events of Default ("Events of Default") under this Pledge Agreement:

               (a) Failure by the Borrower to make any payment of any principal of or interest on the Note or of any other amount payable thereunder or hereunder, either by the terms hereof or thereof or otherwise as herein or therein provided, within three
          (3) days of the due date thereof; or

               (b) Failure by the Borrower to perform, observe or comply with any term, covenant, condition or provision contained in this Pledge Agreement within three (3) days after notice thereof by the Bank; or

               (c) Any warranty, representation or other written statement made by the Borrower herein or in any instrument furnished by the Borrower to the Bank pursuant to this Pledge Agreement or the Note shall be false or misleading in any material respect on the date as of which it is made.

          12.  REMEDIES UPON EVENT OF DEFAULT.

          (a) Upon the occurrence of any Event of Default, or any event of default which with notice or lapse of time or both shall constitute such Event of Default, the Bank shall have the following rights and remedies, in addition to all other rights and remedies provided by law or at equity, or provided for hereunder or under the Note, all of which shall be cumulative and may be exercised from time to time, either successively or concurrently:

               (i) To declare the Note immediately due and payable in full, and to sell any or all of the Shares, at the option and in the complete discretion of the Bank, either at a public or private sale or sales for cash or upon credit or for future delivery, the Borrower hereby waiving, to the full extent it may lawfully do so, all rights, if any, of marshalling the Shares, and to realize upon any other security for the payment of the Note. The Bank may bid for and acquire the Shares or any portion thereof at any sale, free from the redemption rights of the Borrower, and in lieu of paying cash therefor, may make settlement for the selling price of the Shares or part thereof by crediting upon the payment of the Note and other sums payable by the Borrower to the Bank, the net selling price of such Shares, after deducting all the Bank's reasonable costs and expenses of every kind and nature therefrom, including the Bank's attorneys' fees incurred in connection with realizing upon the Shares.

               (ii) To exercise all rights of a secured party under the Uniform Commercial Code of Florida and all other applicable laws.

          (b) In the case of any sale by the Bank of the Shares or any portion thereof on credit or for future delivery, which may be elected at the option and in the complete discretion of the Bank, the Shares so sold may, at the Bank's option, either be delivered to the purchaser or retained by the Bank until the selling price is paid by the purchaser, but in either event the Bank shall not incur any liability to the Borrower in case of failure of the purchaser to take up and pay for the Shares so sold. In case of any such failure, such Shares may be sold again by the Bank in the manner provided in this Section 12.

          (c) After deducting all its reasonable costs and expenses of every kind, including without limitation, legal fees and registration fees and expenses, if any, in connection with the sale of the Shares, the Bank shall apply the residue of the proceeds of any sale or collection to the payment of the Note. So long as the Bank shall act in good faith and in a commercially reasonable manner, the Bank shall not incur any liability as a result of the sale of the Shares or any part thereof at any private sale or sales, and the Borrower hereby waives any claim arising by reason of the fact that the price or prices for which the Shares or any portion thereof are sold at such private sale or sales is less than the price which would have been obtained at a public sale or sales or is less than the amount due under the Note even if the Bank accepts the first offer received and does not offer the Shares or any portion thereof to more than one offeree.

          13. COOPERATION REGARDING SECURITIES LAWS. To the extent that the Bank deems it necessary to comply with any Federal or state securities registration requirements relating to the Shares, the Borrower shall cooperate with the Bank and do all such registration statements and providing such reports or furnishing such information to the Securities and Exchange Commission as the Bank in its discretion shall deem necessary.

          14. NOTICES. All notices, elections, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been given at the time delivered in person or mailed by first class, postage paid, certified or registered mail, addressed to the Bank as follows or to such other address as may be hereafter designated in writing hereunder by the Bank:

               NCNB National Bank of Florida
               150 Southeast Third Avenue
               Miami, Florida  33131

               Attention:  Denmar J. Dixon

          15.  MISCELLANEOUS.

          (a) GOVERNING LAW. The laws of the State of Florida shall govern the construction of this Pledge Agreement and the rights and remedies and duties of the parties hereunder.

          (b) SUCCESSORS AND ASSIGNS. This Pledge Agreement shall bind the Borrower, its heirs and assigns, and shall inure to the benefit of the Bank and its successors and assigns (which includes all holders of the Note).

          (c) TIME OF ESSENCE. Time shall be of the essence in the performance of the Borrower's obligations hereunder.

          (d) CAPTIONS. The captions and headings of the Sections and Paragraphs hereof shall be ignored in interpreting the provisions of this Pledge Agreement.

          (e) SEVERABILITY. The invalidity or unenforceability of any section, provision or term hereof shall not adversely affect the validity or enforceability of any other section, provision or term hereof.

          (f) COUNTERPARTS. This Pledge Agreement, may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          (g) COST OF COLLECTION. The Borrower shall be liable for the payment of all reasonable fees and expenses, including attorneys' fees, incurred in connection with the enforcement of this Pledge Agreement.

          IN WITNESS WHEREOF, the parties hereto have caused this Pledge Agreement to be executed, and their respective seals to be affixed hereto and attested, all by their duly authorized representatives as of the day, month and year first above written.

                              TAMMS INVESTMENT COMPANY, LIMITED
                              PARTNERSHIP, a Delaware limited partnership, acting by and through its managing general partner

WITNESS:                      By:  TAMMS Management Corporation,
                                   a Delaware corporation

______________________        By:____________________________
                                     Secretary
______________________


                              (Corporate Seal)

WITNESS:                      NCNB NATIONAL BANK OF FLORIDA

______________________        By:___________________________
                                     Senior Vice President
______________________

                                   EXHIBIT 4

                               AMENDMENT NO. 1 TO
                                PLEDGE AGREEMENT


          THIS AMENDMENT AGREEMENT, dated as of the 31st day of March, 1993, by TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP, a Delaware Limited Partnership (the "Borrower"), to NATIONSBANK OF FLORIDA, N.A. (successor to NCNB NATIONAL BANK OF FLORIDA, a National banking association) (the "Bank").

                              W I T N E S S E T H:

          WHEREAS, the Borrower has borrowed $8,800,000.00 from the Bank (the "Loan"), such loan being evidenced by a promissory note dated August 6, 1992 in the principal amount of $8,800,000.00 (the "Note"); and

          WHEREAS, in order to induce the Bank to make the Loan and to secure payment of the Note, the Borrower pledged and assigned to the Bank the issued and outstanding shares of capital stock described in the Pledge Agreement between the Borrower and the Bank dated August 6, 1992 (the "Pledge Agreement");

          WHEREAS, the Borrower has requested that the Bank release the Shares (as defined in the Pledge Agreement) and accept in replacement thereof the capital stock owned by Ted Arison, an individual resident of Israel (the "Arison Shares"); and

          WHEREAS, the Borrower and the Bank have agreed to amend the Pledge Agreement as hereinafter provided.

          NOW, THEREFORE, in consideration of the mutual covenants, promises and conditions herein set forth, it is hereby agreed as follows:

          1. The term "Pledge Agreement" as used herein shall mean the Pledge Agreement dated August 6, 1992 as hereby amended and modified. Unless the context otherwise requires, all capitalized terms used herein without definition shall have the definitions provided therefor in the Pledge Agreement.

          2. The preamble to the Pledge Agreement is hereby amended by adding the following paragraph:

               WHEREAS, the Borrower has requested that the Bank release the 400,000 shares of capital stock of Carnival Cruise Lines, Inc. ("Carnival") presently held by the Bank as security for the payment of the Note (the "TAMMS Shares") and the Bank has agreed to such release on the condition that the TAMMS Shares be replaced by 400,000 shares of Carnival's stock owned by Ted Arison, an individual resident of the Country of Israel (the "Arison Shares").

          3. Section 1 of the Pledge Agreement is hereby amended in its entirety so that as amended it shall read as follows:

               SECTION 1.     DEPOSIT AND PLEDGE OF PLEDGED
          SECURITIES. The Borrower hereby agrees to pledge and assign to the Bank any Additional Shares (as hereinafter defined) and any proceeds thereof, all as security for the due and punctual payment of the Note. The terms "Additional Shares" and "Shares" are used interchangeably herein and shall be deemed to have the same meaning.

               The Borrower agrees to deposit with the Bank, when and if required under Section 2 hereof, the Shares, together with duly executed endorsements thereon or separate assignments thereof (undated, with the name of the transferee in blank and appropriate guarantees affixed). All new shares of capital stock or securities created in respect of the Shares, whether by stock split, stock dividend, merger, consolidation, recapitalization or otherwise, shall be delivered by the Borrower to, and shall be held by, the Bank subject to the terms, provisions and conditions of this Pledge Agreement, and the term "Shares" as used herein shall be deemed to include all such additional and new shares or securities. Immediately upon receipt by Borrower of any additional Shares, Borrower shall deliver the same to the Bank by hand or by postage prepaid, certified or registered mail at the address of the Bank then in effect under Section 14 hereof.

          4. Section 2 of the Pledge Agreement is hereby amended in its entirety so that as amended it shall read as follows:

               SECTION 2.     DEPOSIT AND PLEDGE OF ADDITIONAL
          SECURITIES. If any time the Market Value (as defined below) of the Arison Shares falls below the outstanding principal balance of the Note (such decline in Market Value being referred to herein as an "Adjustment Event"), the Borrower shall immediately deposit with the Bank such additional shares of the capital stock of Carnival Cruise Lines

          Inc. (the "Additional Shares") as shall be required to restore the security for the payment of the Note such that the Arison Shares and any Additional Shares, when valued upon an Adjustment Event at ninety percent (90%) of the Market Value thereof, equal or exceed the outstanding principal balance of the Note.

               For purposes of this Section 2, "Market Value" shall mean the latest price quote of the Arison Shares (and any Additional Shares) on the New York Stock Exchange.

               The Borrower hereby covenants that any Additional shares shall be subject to all representations, warranties, terms, covenants, conditions or provisions contained in this Pledge Agreement or the Note as if such Additional Shares had originally been deposited with the Bank hereunder. The Borrower further covenants that it shall at all times maintain in its direct ownership a sufficient number of unencumbered shares of the capital stock of Carnival Cruise Lines Inc. as shall enable it to fulfill its obligations under this
          Section 2.

          5. CONDITIONS. As a condition to the effectiveness of this Amendment Agreement the Borrower shall have delivered or caused to be delivered to NationsBank (i) a copy of resolutions of the Board of Directors of the Borrower approving this Amendment Agreement certified by the Secretary or Assistant Secretary of the Borrower, (ii) the Arison Shares and (iii) an opinion of counsel to the Borrower as to the authorization, execution and delivery and enforceability of this Amendment Agreement.

          6. ENTIRE AGREEMENT. This Amendment Agreement sets forth the entire understanding and agreement of the parties hereto in relation to the subject matter hereof and supersedes any prior negotiations and agreements among the parties relative to such subject matter. No promise, condition, representation or warranty, express or implied, not herein set forth shall bing any party hereto, and none of them has relied on any such promise, conditions, representation or warranty. Each of the parties hereto acknowledges that, except as in this Amendment Agreement otherwise expressly stated, no representations, warranties or commitments, express or implied, have been made by any party to the other.

          7. RATIFICATION. Except as hereby specifically amended, modified or supplemented, the Pledge Agreement and all of the other documents delivered in connection with the

Loan, as heretofore amended, are hereby confirmed and ratified in all respects and shall remain in full force and effect according to their respective terms.

          8. TAXES. Should any stamp or excise tax become payable under the laws of the United States or of any state or any subdivision thereof or municipality therein in respect of this Amendment Agreement, the Borrower shall pay the same (including interest penalties, if any) and shall hold the Bank harmless with respect thereto.

          9. COUNTERPARTS. This Amendment Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and same instrument.

          10. GOVERNING LAW. The laws of the State of Florida shall govern the construction of this Amendment Agreement and the rights and remedies and duties of the parties hereunder.

          11. CAPTIONS. The captions and headings of the Sections and Paragraphs hereof shall be ignored in interpreting the provisions of this Amendment Agreement.

          12. SEVERABILITY. The invalidity or unenforceability of any section, provision or term hereof shall not adversely affect the validity or enforceability of any other section, provision or term hereof.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment Agreement to be executed, and their respective seals to be affixed hereto and attested, all by their duly authorized representatives as of the day, month and year first above written.

                         TAMMS INVESTMENT COMPANY, LIMITED
                         PARTNERSHIP, a Delaware limited
                         partnership, acting by and through
                         its managing general partner

WITNESS:                 By:  TAMMS Management Corporation,
                               a Delaware corporation

__________________       By:_______________________________
                              President

__________________

                         (Corporate Seal)

WITNESS:                 NATIONSBANK OF FLORIDA, N.A.

__________________       By:__________________________
                             Vice President

__________________

                                    EXHIBIT 7

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an amendment or amendments to a statement on
Schedule 13D dated December 18, 1987, as amended and restated on October 19, 1993 as further amended and restated on May __, 1996. This Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement this 3rd day of June, 1996.

SHARI ARISON IRREVOCABLE
GUERNSEY TRUST, A.H.W.       TAF MANAGEMENT COMPANY
LIMITED, TRUSTEE
                             By:/s/ DENISON H. HATCH, JR.
By:/s/ JAMES C. TROTT           -------------------------
   ------------------           Secretary and Treasurer
   Director A.H.W.
   Limited                   ARISON FOUNDATION, INC.

MARILYN B. ARISON IRREVOC-   By: /s/ SHARI ARISON
ABLE DELAWARE TRUST, TAF         ------------------------
MANAGEMENT COMPANY,              Shari Arison, President
TRUSTEE
                             TAMMS INVESTMENT COMPANY,
                             LIMITED PARTNERSHIP
By:/s/ DENISON H. HATCH,JR.
   ------------------------  By:TAMMS MANAGEMENT
   Secretary and Treasurer      CORPORATION
                                Managing General Partner

                             By:/s/ MICKY ARISON
                                -------------------------
                                Micky Arison, President
A.H.W. LIMITED

By: /s/ James C. Trott
    -----------------------  By:/s/ Micky Arison
    Director A.H.W. Limited     -------------------------
                                Micky Arison, President

                             TAMMS MANAGEMENT CORPORATION
/s/ Andrew H. Weinstein
- ---------------------------  By:/s/ Micky Arison
Andrew H. Weinstein             --------------------------
                                Micky Arison, President

                             /s/ Ted Arison
                             -----------------------------
                             Ted Arison

                             /s/ Micky Arison
                             -----------------------------
                             Micky Arison

                             CONTINUED TRUST FOR MICHAEL
                             ARISON, TAF MANAGEMENT COMPANY,
                             TRUSTEE

                             By:/s/ DENISON H. HATCH, JR.
                                --------------------------
                                Secretary and Treasurer

                             CONTINUED TRUST FOR MICKY
                             ARISON, TAF MANAGEMENT COMPANY,
                             TRUSTEE

                             By:/s/ DENISON H. HATCH, JR.
                                --------------------------
                                Secretary and Treasurer

                             CONTINUED TRUST FOR SHARI
                             ARISON DORSMAN, TAF MANAGEMENT
                             COMPANY, TRUSTEE

                             By:/s/ DENISON H. HATCH, JR.
                                --------------------------
                                Secretary and Treasurer

                             THE TED ARISON CHARITABLE
                             TRUST, THE ROYAL BANK OF
                             SCOTLAND TRUST COMPANY (JERSEY)
                             LIMITED, TRUSTEE

                                /s/ Leslie John Allam
                             By:/s/ Denize J. Ward
                                --------------------------

                             TED ARISON 1994 IRREVOCABLE
                             TRUST FOR SHARI NO. 1,
                             CITITRUST (JERSEY) LIMITED,
                             TRUSTEE


                                /s/ Janice Lesley Kearsey
                             By:/s/ Robert Jeffrey Vincent
                                --------------------------

                             KENTISH LIMITED


                             By:/s/ PHILIP P. SCALES
                                --------------------------